
06014640




SEC MAIL PROCESSING
RECEIVED
JUN 23 2006
WASH, D.C. 213 SECTION

SOLBEC
PHARMACEUTICALS LTD

SUPPL

DETAILS OF MANAGING DIRECTOR'S REMUNERATION

Perth, Australia. 13 June 2006: Solbec Pharmaceuticals (ASX: SBP) refers to its announcement of 15 May 2006 advising of the appointment of Dr Graeme Howie as Managing Director of the Company. The Company now advises the material terms of Dr Howie's appointment:

Fixed Remuneration

Dr Howie will be paid a fixed remuneration comprising of a base salary, vehicle allowance and superannuation of $165,000 per annum, which is subject to periodic review.

Long Term Incentive

Subject to Shareholder approval, Dr Howie will be issued 2,000,000 options expiring on 31 December 2009 with an exercise price of 15 cents.

Termination

Both Solbec and Dr Howie are entitled to terminate Dr Howie's employment contract with not less than six months written notice.

-END-

Further information:

Tony Kiernan Chariman Tel: (08) 9446 7555 Mob: 0418 912 843 Email: tony.kiernan@solbec.com.au	**Graeme Howie** Managing Director Tel: (08) 9446 7555 Mob: 0419 444 981 Email: graeme.howie@solbec.com.au

PROCESSED
JUN 26 2006
THOMSON
FINANCIAL